Exhibit (a)(5)(i)

Canadian Solar Inc. Announces Conversion Offer for Its
6.0% Convertible Senior Notes due 2017

JIANGSU, China, May 27, 2008 — Canadian Solar Inc. (“CSI”) (NASDAQ: CSIQ) announced today the commencement of an offer to holders of CSI’s 6.0% Convertible Senior Notes due 2017 to convert their notes into CSI’s common shares at an increased conversion rate. The conversion offer is intended to reduce CSI’s ongoing fixed interest obligations, and to improve the trading liquidity of its common shares by increasing the number of outstanding shares of common shares available for trading. CSI believes that a successful conversion offer may also facilitate a greater access to the equity capital markets for CSI, including through future offerings of convertible notes or other equity linked securities, and enable CSI to capitalize on opportunities for future growth. As of May 27, 2008, $75.0 million principal amount of the notes were outstanding.

The conversion offer will expire at 5:00 p.m., New York City time, on June 24, 2008, unless extended or earlier terminated. Holders who validly tendered their notes before the expiration of the offer will receive an enhanced conversion rate for each $1,000 principal amount of notes, of 50.6073 common shares, which is the current conversion rate, plus $117.00 in the form of additional common shares at the volume weighted average price of CSI’s common shares for the ten trading days from and including June 3, 2008 to and including June 16, 2008.

Details of the conversion offer are set forth in a conversion offer memorandum and other materials filed with the Securities and Exchange Commission today on Schedule TO and are available on the SEC’s website at www.sec.gov. CSI has appointed Georgeson Inc. as information agent in connection with the conversion offer. Any questions or request for assistance or for additional copies of the conversion offer memorandum or related documents may be directed to the information agent at Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, (800) 223-2064. Piper Jaffray acted as CSI’s financial advisor in connection with the conversion offer, and can be contacted at (877) 371-5212.

This press release is not an offer or solicitation for the conversion of the notes into common shares. The conversion offer is being made only through the conversion offer memorandum and related materials filed with the SEC. These materials contain important information that should be read carefully before any decision is made with respect to the conversion offer.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.